SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of July 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces its 2017 Second Quarter Results

Quarterly EBITDA boosted by solid multi-client sales

•	Revenue at $350m

•	GGR: solid Multi-Client quarterly sales boosted by Mexican and Brazilian licensing rounds

•	Equipment: persistent low volumes

•	Contractual Data Acquisition: good marine operational performance in very challenging market conditions

•	EBITDAs[1] at $120m

•	Group Operating Income[1] at $(3)m

•	Capex at $78m and Free Cash Flow[1] at $(24)m

•	Net debt up at $2,497m at end of June with liquidity down to $315m

•	Net income at $(170)m

2017 Market outlook unchanged

•	2017 operating results still expected in line with 2016, based on different mix:

•	Multi-Client: sales supported by good positioning in key basins

•	Equipment: low volumes in a context of uncertain recovery horizon

•	Data acquisition: still hampered by low exploration spending with the usual unfavorable seasonality in H2

Focused on the swift delivery of our financial restructuring

•	Nordic debt restructuring completed on April 20

•	Company financial restructuring proposal on May 12

•	Agreement in principle with a majority of secured lenders and a majority of unsecured lenders reached on June 2

•	French Safeguard proceeding on CGG S.A. launched on June 14; creditors committee to be held in France on July 28

•	Prearranged US Chapter 11 for 14 significant subsidiaries launched on June 14; creditors consultation to be completed in the US by mid-October

•	Successful Private Placement Agreement of $375m new 2024 HYB: commitment period closed on July 7

•	Financial restructuring plan to be approved by shareholders’ EGM to be held end of October; an essential step to ensure the future of the company

•	$125m rights issue to follow

•	Settlement of all restructuring operations early 2018

[1]	Figures before Non-Recurring Charges related to the Transformation Plan and data library impairment

PARIS, France – July 28th 2017 –  CGG (ISIN: FR0013181864 – NYSE: CGG), world leader in Geoscience, announced today its 2017 second quarter unaudited results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“This second quarter was characterized by the very continued commitment from our operational teams, ensuring a high quality service to our customers, and by major progress in our financial restructuring process.

Operationally, our solid $120 million EBITDA was driven by multi-client sales thanks to the good positioning of our data library. However, equipment sales were very low in a market with limited visibility and an uncertain recovery horizon. Our 2017 outlook is unchanged, with operating results in line with 2016 and downward pressure on cash flow generation as expected.

In parallel, we achieved progress in our financial restructuring process initiated early in the year, in agreeing a plan with a majority of our creditors. This balanced plan meets the objectives of the company: preservation of the Group’s integrity, massive debt reduction, extension of the debt maturities and providing additional liquidity. It enabled us to enter in prearranged Safeguard and Chapter 11 processes backed by the majority of our creditors, thus helping to protect commercially, operationally and socially the Company in this period of uncertainty.

Following the creditors’ committees vote in France expected today and with the approval of the creditors in the United States sought by mid-October, the next decisive step for CGG’s sustainability will be the approval of the financial restructuring plan at the shareholders’ Extraordinary General Meeting scheduled for the end of October.

This proposed plan would result in a $2 billion net debt reduction and would provide the necessary liquidity to support the Company’s turnaround, while allowing shareholders to participate to the recovery.”

Post-closing event

•	CGG announced on July 13 that Eligible Holders representing 86.08% of the aggregate principal amount of the Senior Notes had committed to subscribe to the new 2024 HYB pursuant to the terms of the private placement agreement, and had acceded to the lock-up agreement as at July 7 (the end of the placement period). As a reminder, the issuance of the new 2024 HYB has been totally backstopped by members of the ad hoc committee of the holders of the Senior Notes.

Furthermore, holders of 74.24% of the combined aggregate principal amount of the Senior Notes and the Convertible Bonds, together with holders of 77.66% of the aggregate principal amount of the group’s Secured Debt, have executed or acceded to the lock-up agreement. This indicates a high level of support for the Financial Restructuring and satisfies a key milestone in the implementation process ahead of creditors meetings in France and in the US.

Second Quarter 2017 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017
Group Revenue	290.2	249.4	349.8
Group EBITDAs	103.8	28.7	120.0
Group EBITDAs margin	35.8%	11.5%	34.3%
Group EBITDAs excluding NOR	108.9	36.7	122.0
Operating Income	(22.4)	(67.2)	(3.5)
Opinc margin	(7.7)%	(26.9)%	(1.0)%
Operating Income excluding NOR	0.2	(46.9)	1.8
Equity from investments	(4.8)	2.5	(2.5)
Net Financial Costs	(43.9)	(48.4)	(48.2)
Total Income Taxes	(6.4)	(2.3)	(20.8)
Non-recurring charges (NRC)	(1.7)	(29.7)	(94.7)
Net Income	(79.2)	(145.1)	(169.7)
Cash Flow from Operations before NRC	134.1	34.4	52.2
Cash Flow from Operations after NRC	87.2	(10.8)	(2.1)
Free Cash Flow before NRC	(21.1)	(74.3)	(23.9)
Free Cash Flow after NRC	(68.0)	(119.5)	(78.2)
Net Debt	2,150.4	2,334.9	2,497.0
Capital Employed	3,658.2	3,342.0	3,273.5

First Half 2017 Key Figures

Before Non-Recurring Charges (NRC)

In million $	First Half 2016	First Half 2017
Group Revenue	603.2	599.2
Group EBITDAs	130.9	148.7
Group EBITDAs margin	21.7%	24.8%
Group EBITDAs excluding NOR	145.6	158.7
Operating Income	(103.7)	(70.7)
Opinc margin	(17.2)%	(11.8)%
Operating Income excluding NOR	(54.5)	(45.1)
Equity from investments	(0.1)	0
Net Financial Costs	(85.2)	(96.6)
Total Income Taxes	(12.7)	(23.1)
Non-recurring charges (NRC)	(7.2)	(124.4)
Net Income	(208.9)	(314.8)
Cash Flow from Operations before NRC	371.7	86.6
Cash Flow from Operations after NRC	283.4	(12.9)
Free Cash Flow before NRC	96.6	(98.2)
Free Cash Flow after NRC	8.3	(197.7)
Net Debt	2,150.4	2,497.0
Capital Employed	3,658.2	3,273.5

Going concern

On June 14, 2017, a French safeguard procedure was opened with respect to the Company and, on the same date, a US Chapter 11 procedure was opened with respect to 14 of its direct or indirect subsidiaries which are guarantors of the secured debt (French and US Revolving Credit Facilities and Term Loan B) and / or the Senior Notes. Under the umbrella of these legal procedures, the holders of such debt and holders of our convertible bonds (c. U.S.$2.8 billion outstanding principal amount in total) can no longer call for any accelerated repayment. This provides the Group with a protective framework to conduct its businesses in the ordinary course and the Group stakeholders with a limited period of time to approve a restructuring plan.

The main features of the proposed restructuring plan have been disclosed together with the announcement of the above-mentioned court procedures on June 14, 2017:

•	Full conversion of unsecured debt (Senior Notes and convertible bonds) into equity;

•	Secured debt (French and US Revolving Credit Facilities and Term Loan B) exchanged for new secured first lien senior notes with a 5-year maturity;

•	Up to U.S.$500 million of new money raised through a U.S.$125 million Rights Issue and the issuance of U.S.$375 million of new secured second lien senior notes (with Warrants) with a 6-year maturity.

As of July 27, 2017, the Group faces material uncertainties that may cast substantial doubt upon its ability to continue as a going concern. Even under the protection of the court procedures mentioned above, and despite having successfully implemented during the first six months of 2017 all planned specific actions related to marine liabilities, fleet ownership and major contract factoring, the U.S.$315 million of Group liquidity as of June 30, 2017 does not allow to fully fund our current operations until at least June 30, 2018.

The ability of the Group to continue as a going concern then depends essentially on the effective and timely implementation of the proposed restructuring plan, especially the raising of up to U.S.$500 million of new money by early 2018. Should the creditors involved in the French safeguard and US Chapter 11 procedures or the shareholders fail to approve the proposed restructuring plan and/or should the targeted implementation timetable of such restructuring plan not be met, the Group liquidity would decrease below the required level to run the operations no later than in the first quarter of 2018 according to the Company cash flow forecasts. If the U.S.$500 million new money is raised in the first quarter of 2018 in accordance with the proposed restructuring plan, the Group liquidity is expected to be sufficient to fund our current operations until June 30, 2018 at least.

Following the successful completion of the private placement of the commitments to subscribe the new money secured second lien senior notes in a principal amount of U.S.$375 million (with Warrants) in early July, the proposed restructuring plan is now supported, through signed lock-up agreements, by the required majorities of creditors. On that basis, and in the light of the respective merits of the proposed restructuring plan for the other Group stakeholders, the Company believes that the implementation of the restructuring plan in the first quarter of 2018 is a reasonable assumption.

Having carefully considered the above, the Board of Directors on July 27, 2017 concluded that preparing the June 30, 2017 consolidated financial statements on a going concern basis is an appropriate assumption.

Second quarter 2017 financial results by operating segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

GGR In million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on- year		Variation Quarter-to- quarter
Total Revenue	196.4	158.0	220.7	12%		40%
Multi-Client	95.6	72.2	132.7	39%		84%
Pre-funding	77.9	53.2	73.3	(6)%		38%
After-Sales	17.7	19.0	59.4	236%		213%
Subsurface Imaging & Reservoir (SIR)	100.8	85.8	88.0	(13)%		3%
EBITDAs	119.3	80.2	139.3	17%		74%
Margin	60.7%	50.8%	63.1%	240	bps	NA
Operating Income*	28.8	18.3	37.3	30%		104%
Margin	14.7%	11.6%	16.9%	220	bps	530	bps
Capital Employed (in billion $)	2.3	2.3	2.3	NA		NA

GGR Total Revenue was $221 million, up 12% year-on-year and 40% sequentially.

•	Multi-Client revenue was $133 million, up 39% year-on-year and 84% sequentially. 48% of the fleet was allocated to multi-client programs compared to 66% in Q2 2016 and 29% in Q1 2017. Multi-client sales were the highest in Gulf of Mexico and Brazil.

•	Prefunding revenue was $73 million, down 6% year-on-year and up 38% sequentially. Multi-client cash capex was at $60 million, down 35% year-on-year and up 24% sequentially. The cash prefunding rate was at 122% versus 84% in Q2 2016.

•	After-sales revenue was $59 million, up 236% year-on-year and 213% sequentially.

•	Subsurface Imaging & Reservoir revenue was $88 million, down 13% year-on-year and up 3% sequentially. Reservoir businesses were impacted by clients’ low capex spending. Subsurface Imaging continues to harvest commercial success, as demonstrated by long term dedicated centers award in Oman and Thailand.

GGR EBITDAs was $139 million, a 63.1% margin.

GGR Operating Income was $37 million, a 16.9% margin. The multi-client depreciation rate totaled 67%, leading to a library Net Book Value of $833 million at the end of June, split 89% offshore and 11% onshore.

GGR Capital Employed was stable at $2.3 billion at the end of June 2017.

Equipment

Equipment In million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
Total Revenue	44.3	32.4	53.0	20%	64%
External Revenue	36.0	25.6	47.8	33%	87%
Internal Revenue	8.3	6.8	5.2	(37)%	(24)%
EBITDAs	(9.3)	(8.7)	(5.5)	41%	37%
Margin	(21.0)%	(26.9)%	(10.4)%	NA	NA
Operating Income	(18.2)	(16.4)	(12.6)	31%	23%
Margin	(41.1)%	(50.6)%	(23.8)%	NA	NA
Capital Employed (in billion $)	0.7	0.6	0.6	NA	NA

Equipment Total Revenue was $53 million, up 20% year-on-year and 64% sequentially. External sales were $48 million, up 33% year-on-year and 87% sequentially. Land and marine seismic equipment sales were still impacted by low demand this quarter.

Land equipment sales represented 49% of total sales, compared to 64% in the second quarter of 2016, with channels delivered to Algeria and India and gauges business being active.

Marine equipment sales represented 51% of total sales, compared to 36% in the second quarter of 2016, driven notably by some second hand equipment delivery.

Equipment EBITDAs was $(6) million, a margin of (10.4)%.

Equipment Operating Income was $(13) million, a margin of (23.8)%.

Equipment Capital Employed was stable at $0.6 billion at the end of June 2017.

Contractual Data Acquisition

Contractual Data Acquisition In million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
Total Revenue	59.2	66.5	82.0	39%	23%
External Revenue	57.8	65.8	81.3	41%	24%
Internal Revenue	1.4	0.7	0.7	(50)%	0%
Total Marine Acquisition	22.3	44.6	60.9	173%	36%
Total Land and Multi-Physics Acquisition	36.9	21.9	21.1	(43)%	(4)%
EBITDAs	9.4	(25.2)	(0.9)	(110)%	96%
Margin	15.9%	(37.9)%	(1.1)%	NA	NA
Operating Income	0.5	(38.6)	(12.7)	NA	67%
Margin	0.8%	(58.0)%	(15.5)%	NA	NA
Equity from Investments	(4.8)	2.5	0.3	106%	(88)%
Capital Employed (in billion $)	0.5	0.4	0.4	NA	NA

Contractual Data Acquisition Total Revenue was $82 million, up 39% year-on-year and 23% sequentially.

•	Contractual Marine Data Acquisition revenue was $61 million, up 173% year-on-year and 36% sequentially. Our vessel availability rate was 100%. This compares to 90% in the second quarter of 2016 and 91% in the first quarter of 2017. Our vessel production rate was 98%. This compares to 94% in the second quarter of 2016 and 98% in the first quarter of 2017. The higher revenue can be explained by the strong production performance coupled with the 100% fleet availability rate this quarter, after mobilization on two large surveys and vessel swap in Q1.

•	Land and Multi-Physics Data Acquisition revenue was $21 million, down 43% year-on-year and 4% sequentially. Market activity remains low.

Contractual Data Acquisition EBITDAs was $(1) million, a margin of (1.1)%.

Contractual Data Acquisition Operating Income was $(13) million, a margin of (15.5)%. Contractual Data Acquisition activities continued to suffer from a still competitive market, mitigated by the strong fleet productivity and the positive impact of Global Seismic Shipping on the cost structure.

Contractual Data Acquisition Capital Employed was stable at $0.4 billion at the end of June 2017.

Non-Operated Resources

Non-Operated Resources In million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
EBITDAs	(5.1)	(8.0)	(2.0)	61%	75%
Operating Income	(22.6)	(20.3)	(5.3)	77%	74%
Equity from Investments	0	0	(2.8)	NA	NA
Capital Employed (in billion $)	0.2	0	0	NA	NA

The Non-Operated Resources Segment comprises, in terms of EBITDAs and Operating Income, the costs relating to non-operated resources.

Non-Operated Resources EBITDAs was $(2) million.

Non-Operated Resources Operating Income was $(5) million. The amortization of excess streamers has a negative impact on the contribution of this segment.

The equity from investments now includes the impact of 50% of the new Global Seismic Shipping (GSS) JV, which we own with Eidesvik. Seven vessels were transferred to GSS, four of them cold-stacked.

Non-Operated Resources Capital Employed was nil at the end of June 2017.

Second quarter 2017 financial results

Group Total Revenue was $350 million, up 21% year-on-year and 40% sequentially. The respective contributions from the Group’s businesses were 63% from GGR, 14% from Equipment and 23% from Contractual Data Acquisition.

Group EBITDAs was $120 million, a 34.3% margin, and $25 million after $(95) million of Non-Recurring Charges (NRC) related to the Transformation Plan. Excluding Non-Operated Resources (NOR), and to focus solely on the performance of our active Business Lines, Group EBITDAs was $122 million.

Group Operating Income was $(3) million, a (1.0)% margin, and $(98) million after $(95) millions of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $2 million.

Equity from Investments contribution was $(3) million and can notably be explained by the negative contribution made by the Global Seismic Shipping JV this quarter.

Total non-recurring charges were $95 million:

•	$53 million of Group Transformation Plan charges, mainly related to Global Seismic Shipping set up

•	$42 million of Financial restructuring costs

Net financial costs were $48 million:

•	Cost of debt was $49 million. The total amount of interest paid during the quarter was $14 million

•	Other financial items were positive $1 million, the negative impact of the Global Seismic Shipping set up being balanced by the positive foreign exchange impact.

Total Income Taxes were $21 million.

Group Net Income was $(170) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(169) million / €(155) million. EPS was negative at $(7.64) / €(7.00).

Cash Flow

Given the negative change in working capital, Cash Flow from operations was $52 million compared to $134 million for the second quarter of 2016. After cash Non-Recurring Charges, the Cash Flow from operations was $(2) million.

Global Capex was $78 million, down 32% year-on-year and up 14% sequentially.

•	Industrial capex was $10 million, down 26% year-on-year and 28% sequentially

•	Research & Development capex was $8 million, down 9% year-on-year and up 25% sequentially

•	Multi-client cash capex was $60 million, down 35% year-on-year and up 24% sequentially

After the payment of interest expenses and Capex and before cash NRC, Free Cash Flow was at $(24) million compared to $(21) million for the second quarter of 2016. After cash NRC, Free Cash Flow was at $(78) million.

Comparison of Second Quarter 2017 with First Quarter 2017 and Second Quarter 2016

Consolidated Income Statements In Million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
Exchange rate euro/dollar	1.13	1.06	1.09	NA	NA
Operating Revenue	290.2	249.4	349.8	21%	40%
GGR	196.4	158.0	220.7	12%	40%
Equipment	44.3	32.4	53.0	20%	64%
Contractual Data Acquisition	59.2	66.5	82.0	39%	23%
Elimination	(9.7)	(7.5)	(5.9)	(39)%	(21)%
Gross Margin	1.7	(26.5)	32.5	NA	223%
EBITDAs before NRC	103.8	28.7	120.0	16%	318%
GGR	119.3	80.2	139.3	17%	74%
Equipment	(9.3)	(8.7)	(5.5)	41%	37%
Contractual Data Acquisition	9.4	(25.2)	(0.9)	(110)%	96%
Non-Operated Resources	(5.1)	(8.0)	(2.0)	61%	75%
Corporate	(8.0)	(8.1)	(8.3)	4%	2%
Eliminations	(2.5)	(1.5)	(2.6)	4%	73%
NRC before impairment	(1.7)	(29.7)	(94.7)	NA	219%
Operating Income before NRC	(22.4)	(67.2)	(3.5)	84%	95%
GGR	28.8	18.3	37.3	30%	104%
Equipment	(18.2)	(16.4)	(12.6)	31%	23%
Contractual Data Acquisition	0.5	(38.6)	(12.7)	NA	67%
Non-Operated Resources	(22.6)	(20.3)	(5.3)	77%	74%
Corporate	(8.0)	(8.1)	(8.3)	4%	2%
Eliminations	(2.9)	(2.1)	(1.9)	(34)%	(10)%
NRC	(1.7)	(29.7)	(94.7)	NA	219%
Operating Income after NRC	(24.1)	(96.9)	(98.2)	(307)%	(1)%
Net Financial Costs	(43.9)	(48.4)	(48.2)	10%	0%
Income Taxes	(6.2)	(2.5)	(21.6)	248%	764%
Deferred Tax on Currency Translation	(0.2)	0.2	0.8	500%	300%
Equity from Investments	(4.8)	2.5	(2.5)	48%	(200)%
Net Income	(79.2)	(145.1)	(169.7)	(114)%	(17)%
Shareholder’s Net Income	(77.8)	(144.1)	(169.2)	(117)%	(17)%
Earnings per share in $	(3.52)	(6.51)	(7.64)	NA	NA
Earnings per share in €	(3.07)	(6.12)	(7.00)	NA	NA

Cash Flow Statements In Million $	Second Quarter 2016	First Quarter 2017	Second Quarter 2017	Variation Year-on- year	Variation Quarter- to-quarter
EBITDAs before NRC	103.8	28.7	120.0	16%	318%
Net tax paid	1.9	(3.1)	4.9	158%	(258)%
Change in Working Capital	15.2	12.8	(57.4)	(478)%	(548)%
Other items	13.2	(4.0)	(15.3)	(216)%	(283)%
Cash Flow provided by operating activities	134.1	34.4	52.2	(61)%	52%
Paid Cost of Debt	(43.8)	(44.2)	(13.5)	(69)%	(69)%
Capex (including change in fixed assets payables)	(119.0)	(67.7)	(77.5)	(35)%	14%
Industrial	(17.2)	(12.9)	(9.4)	(45)%	(27)%
R&D	(8.9)	(6.5)	(8.1)	(9)%	25%
Multi-Client (Cash)	(92.9)	(48.3)	(60.0)	(35)%	24%
Marine MC	(86.3)	(36.9)	(58.6)	(32)%	59%
Land MC	(6.6)	(11.4)	(1.4)	(79)%	(88)%
Proceeds from disposals of assets	7.6	3.2	14.9	96%	366%
Free Cash Flow before Cash NRC	(21.1)	(74.3)	(23.9)	(13)%	68%
Cash NRC	(46.9)	(45.2)	(54.3)	16%	20%
Free Cash Flow after Cash NRC	(68.0)	(119.5)	(78.2)	(15)%	35%
Non Cash Cost of Debt and Other Financial Items	2.1	(2.6)	(35.1)	NA	NA
Specific items	(4.3)	(3.0)	3.5	181%	217%
FX Impact	21.5	(10.0)	(67.3)	(413)%	(573)%
Other variance non cash	0	111.8	15.0	NA	(87)%
Change in Net Debt	(48.7)	(23.3)	(162.1)	(233)%	(596)%
Net debt	2,150.4	2,334.9	2,497.0	16%	7%

First Half 2017 Financial Results

Group Total Revenue was $599 million, down 1% compared to 2016. The respective contributions from the Group’s businesses were 63% from GGR, 12% from Equipment and 25% from Contractual Data Acquisition.

Group EBITDAs was $149 million, a 24.8% margin, and $24 million after $(124) million of NRC related to the Transformation Plan. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group EBITDAs was $159 million.

Group Operating Income was $(71) million, an (11.8)% margin, and $(195) million after $(124) million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(45) million.

•	GGR operating income margin was at 14.7%. Multi-Client sales reached $205 million with a cash prefunding rate of 117%. Our highest offshore multi-client sales were made in Gulf of Mexico and Brazil. The depreciation rate was 67% leading to a Net Book Value of $833 million at the end of June.

Subsurface Imaging delivered a resilient performance, while reservoir businesses were impacted by clients’ low capex spending.

•	Equipment operating income margin was at (34.0)%. Despite very efficient cost management and its manufacturing flexibility, very low volumes continue to strongly impact the profitability of this segment.

•	Contractual Data Acquisition operating income margin was at (34.5)% due to weak pricing conditions in Marine, despite our fleet’s good operational performance with a high production rate at 98%. 59% of our fleet was dedicated to the contractual market over the semester. Land and Multi-Physics acquisition continued to suffer from a global low level of activity and slow clients’ decision process.

•	NOR operating income was at $(26) million.

Equity from Investments contribution was nil this semester.

Total non-recurring charges (NRC) were $124 million:

•	$71 million of Group Transformation Plan charges, mainly related to Global Seismic Shipping set up

•	$53 million of Financial restructuring costs

Net financial costs were $97 million:

•	Cost of debt was $96 million. The total amount of interest paid was $58 million

•	Other financial items were negative at $1 million

Total Income Taxes were $23 million.

Group Net Income was $(315) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(313) million / €(291) million. EPS was negative at $(14.15) / €(13.12).

Cash Flow

Cash Flow from operations was $87 million before NRC, compared to $372 million for the first half of 2016. Cash Flow from operations was $(13) million after cash NRC.

Global Capex was $146 million, down 28% year-on-year:

•	Industrial capex was $23 million, up 3% year-on-year

•	Research & development capex was $15 million, down 19% year-on-year

•	Multi-client cash capex was $108 million, down 33% year-on-year

After the payment of interest expenses and Capex and before NRC, Free Cash Flow was $(98) million compared to $97 million for the first half of 2016. After cash NRC, Free Cash Flow was $(198) million.

Balance Sheet

Group gross debt was $2.812 billion at the end of June 2017. Available cash was $315 million and Group net debt was $2.497 billion.

The net debt to shareholders equity ratio, at the end of June 2017, was 337% compared to 206% at the end of December 2016.

The Group’s liquidity amounted to $315 million at the end of June 2017.

Leverage ratio and interest cover ratio are not applicable as of June 31, 2017 as a result of the French safeguard procedure and US Chapter 11 procedure.

Consistent with the financial statements as of December 31, 2016, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the interim financial statements authorized for issue by the Board of Directors on July 27, 2017. This pure accounting reclassification does not question the going concern assumption. Together, the coordinated proceedings in France and the U.S. prevented acceleration of the debt in France and stayed enforcement in respect of the debt outside of France.

First Half 2017 comparison with First Half 2016

Consolidated Income Statements In Million $	First Half 2016	First Half 2017	Variation Year-on- year
Exchange rate euro/dollar	1.11	1.08	NA
Operating Revenue	603.2	599.2	(1)%
GGR	360.4	378.7	5%
Equipment	117.5	85.4	(27)%
Contractual Data Acquisition	148.3	148.5	0%
Elimination	(23.0)	(13.4)	(42)%
Gross Margin	(20.5)	6.0	129%
EBITDAs before NRC	130.9	148.7	14%
GGR	188.6	219.5	16%
Equipment	(10.5)	(14.2)	(35)%
Contractual Data Acquisition	(4.5)	(26.1)	(480)%
Non-Operated Resources	(14.7)	(10.0)	32%
Corporate	(17.6)	(16.4)	(7)%
Eliminations	(10.4)	(4.1)	(61)%
NRC before impairment	(7.2)	(124.4)	NA
Operating Income before NRC	(103.7)	(70.7)	32%
GGR	36.7	55.6	51%
Equipment	(29.1)	(29.0)	0%
Contractual Data Acquisition	(33.8)	(51.3)	(52)%
Non-Operated Resources	(49.2)	(25.6)	48%
Corporate	(17.6)	(16.4)	(7)%
Eliminations	(10.7)	(4.0)	(63)%
NRC	(7.2)	(124.4)	NA
Operating Income after NRC	(110.9)	(195.1)	(76)%
Net Financial Costs	(85.2)	(96.6)	13%
Income Taxes	(14.3)	(24.1)	69%
Deferred Tax on Currency Translation	1.6	1.0	(38)%
Equity from Investments	(0.1)	0	(100)%
Net Income	(208.9)	(314.8)	(51)%
Shareholder’s Net Income	(206.9)	(313.3)	(51)%
Earnings per share in $	(10.64)	(14.15)	NA
Earnings per share in €	(9.58)	(13.12)	NA

Cash Flow Statements In Million $	First Half 2016	First Half 2017	Variation Year-on- year
EBITDAs before NRC	130.9	148.7	14%
Net tax paid	(7.8)	1.8	(123)%
Change in Working Capital	233.8	(44.6)	(119)%
Other items	14.8	(19.3)	(230)%
Cash Flow provided by operating activities	371.7	86.6	(77)%
Paid Cost of Debt	(74.8)	(57.7)	(23)%
Capex (including change in fixed assets payables)	(208.7)	(145.2)	(30)%
Industrial	(27.8)	(22.3)	(20)%
R&D	(18.1)	(14.6)	(19)%
Multi-Client (Cash)	(162.8)	(108.3)	(33)%
Marine MC	(141.4)	(95.5)	(32)%
Land MC	(21.4)	(12.8)	(40)%
Proceeds from disposals of assets	8.4	18.1	115%
Free Cash Flow before Cash NRC	96.6	(98.2)	(202)%
Cash NRC	(88.3)	(99.5)	13%
Free Cash Flow after Cash NRC	8.3	(197.7)	NA
Non Cash Cost of Debt and Other Financial Items	(9.9)	(37.7)	(281)%
Specific items	371.0	0.5	(100)%
FX Impact	(20.3)	(77.3)	(281)%
Other variance non cash	0	126.8	NA
Change in Net Debt	349.1	(185.4)	(153)%
Net debt	2,150.4	2,497.0	16%

Q2 2017 Conference call

An English language analysts’ conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0) 1 76 77 22 26 +44(0) 203 427 1916 2031528

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2017

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	June 30, 2017 (unaudited)	December 31, 2016
ASSETS
Cash and cash equivalents	314.8	538.8
Trade accounts and notes receivable, net	459.3	434.8
Inventories and work-in-progress, net	282.4	266.3
Income tax assets	97.4	112.2
Other current assets, net	121.6	105.8
Assets held for sale, net	17.0	18.6
Total current assets	1,292.5	1,476.5
Deferred tax assets	22.2	26.0
Investments and other financial assets, net	66.6	51.9
Investments in companies under equity method	212.9	190.5
Property, plant and equipment, net	350.1	708.6
Intangible assets, net	1,165.5	1,184.7
Goodwill, net	1,229.6	1,223.3
Total non-current assets	3,046.9	3,385.0
TOTAL ASSETS	4,339.4	4,861.5
LIABILITIES AND EQUITY
Bank overdrafts	—	1.6
Current portion of financial debt (1)	2,759.2	2,782.1
Trade accounts and notes payables	143.1	157.4
Accrued payroll costs	125.7	138.9
Income taxes payable	31.5	31.6
Advance billings to customers	26.9	24.4
Provisions — current portion	58.6	110.7
Current liabilities associated with funded receivables	47.7	—
Other current liabilities	111.1	140.2
Total current liabilities	3,303.8	3,386.9
Deferred tax liabilities	72.2	67.6
Provisions — non-current portion	115.9	162.1
Financial debt	52.6	66.7
Other non-current liabilities	18.4	21.4
Total non-current liabilities	259.1	317.8
Common stock 26,834,403 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at June 30, 2017 and 22,133,149 at December 31, 2016	20.3	20.3
Additional paid-in capital	1,850.0	1,850.0
Retained earnings	(845.1)	(272.3)
Other Reserves	93.6	171.1
Treasury shares	(20.1)	(20.1)
Net income (loss) for the period attributable to owners of CGG SA	(313.3)	(573.4)
Cumulative income and expense recognized directly in equity	(0.8)	(0.8)
Cumulative translation adjustment	(43.4)	(54.1)
Equity attributable to owners of CGG SA	741.2	1,120.7
Non-controlling interests	35.3	36.1
Total equity	776.5	1,156.8
TOTAL LIABILITIES AND EQUITY	4,339.4	4,861.5

Closing rates were U.S.$1.1412 per € and U.S.$1.0541 per € for June 30, 2017 and December 31, 2016, respectively.

(1)	As of June 30, 2017, out of the U.S.$2,759.2 million of financial debt classified as current liabilities only U.S.$99.2 million had a maturity of less than 12 months. As of December 31, 2016, out of the U.S.$2,782.1 million of financial debt classified as current liabilities, only U.S.$100.1 million had a maturity of less than 12 months. The rest of the financial debt appears as current liabilities as the result of an accounting reclassification due to the application of IAS 1. See Note 3 on financial debts for further explanations.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Six months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	599.2	603.2
Other income from ordinary activities	0.7	0.6
Total income from ordinary activities	599.9	603.8
Cost of operations	(593.9)	(624.3)
Gross profit	6.0	(20.5)
Research and development expenses, net	(15.8)	(1.7)
Marketing and selling expenses	(27.1)	(32.5)
General and administrative expenses	(40.0)	(45.3)
Other revenues (expenses), net	(118.2)	(10.9)
Operating income	(195.1)	(110.9)
Expenses related to financial debt	(97.1)	(85.5)
Income provided by cash and cash equivalents	1.6	0.9
Cost of financial debt, net	(95.5)	(84.6)
Other financial income (loss)	(1.1)	(0.6)
Income (loss) of consolidated companies before income taxes	(291.7)	(196.1)
Deferred taxes on currency translation	1.0	1.6
Other income taxes	(24.1)	(14.3)
Total income taxes	(23.1)	(12.7)
Net income (loss) from consolidated companies	(314.8)	(208.8)
Share of income (loss) in companies accounted for under equity method	—	(0.1)
Net income (loss)	(314.8)	(208.9)
Attributable to :
Owners of CGG SA	$(313.3)	(206.9)
Owners of CGG SA (1)	€(290.5)	(186.4)
Non-controlling interests	$(1.5)	(2.0)
Weighted average number of shares outstanding (2)	22,133,149	19,457,713
Dilutive potential shares from stock-options	(3)	(3)
Dilutive potential shares from performance share plans	(3)	(3)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	22,133,149	19,457,713
Net income (loss) per share
Basic	$(14.15)	(10.64)
Basic (1)	€(13.12)	(9.58)
Diluted	$(14.15)	(10.64)
Diluted (1)	€(13.12)	(9.58)

(1)	Converted at the average exchange rate of U.S.$1.0784 and U.S.$1.1101 per € for the periods ended June 30, 2017 and 2016, respectively.
(2)	As a result of the July 20, 2016 reverse stock split, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	349.8	290.2
Other income from ordinary activities	0.3	0.3
Total income from ordinary activities	350.1	290.5
Cost of operations	(317.6)	(288.8)
Gross profit	32.5	1.7
Research and development expenses, net	(7.6)	10.4
Marketing and selling expenses	(14.0)	(16.5)
General and administrative expenses	(19.8)	(21.2)
Other revenues (expenses), net	(89.3)	1.5
Operating income	(98.2)	(24.1)
Expenses related to financial debt	(49.4)	(42.1)
Income provided by cash and cash equivalents	0.7	0.5
Cost of financial debt, net	(48.7)	(41.6)
Other financial income (loss)	0.5	(2.3)
Income (loss) of consolidated companies before income taxes	(146.4)	(68.0)
Deferred taxes on currency translation	0.8	(0.2)
Other income taxes	(21.6)	(6.2)
Total income taxes	(20.8)	(6.4)
Net income (loss) from consolidated companies	(167.2)	(74.4)
Share of income (loss) in companies accounted for under equity method	(2.5)	(4.8)
Net income (loss)	(169.7)	(79.2)
Attributable to :
Owners of CGG SA	$(169.2)	(77.8)
Owners of CGG SA (1)	€(154.9)	(67.9)
Non-controlling interests	$(0.5)	(1.4)
Weighted average number of shares outstanding (2)	22,133,149	22,133,149
Dilutive potential shares from stock-options	(3)	(3)
Dilutive potential shares from performance share plans	(3)	(3)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	22,133,149	22,133,149
Net income (loss) per share
Basic	$(7.64)	(3.52)
Basic (1)	€(7.00)	(3.07)
Diluted	$(7.64)	(3.52)
Diluted (1)	€(7.00)	(3.07)

(1)	Corresponding to the half-year amount in euros less the first quarter amount in euros.
(2)	As a result of the July 20, 2016 reverse stock split, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED ANALYSIS BY SEGMENT

	Six months ended June 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contrac tual Data Acqui sition	Non Opera ted Resour ces	GGR	Equip ment	Elimi nations and other	Conso lidated Total	Contrac tual Data Acqui sition	Non Opera ted Resour ces	GGR	Equip ment	Elimi nations and other	Conso lidated Total
Revenues from unaffiliated customers	147.1	—	378.7	73.4	—	599.2	145.0	—	360.4	97.8	—	603.2
Inter-segment revenues	1.4	—	—	12.0	(13.4)	—	3.3	—	—	19.7	(23.0)	—
Operating revenues	148.5	—	378.7	85.4	(13.4)	599.2	148.3	—	360.4	117.5	(23.0)	603.2
Depreciation and amortization (excluding multi-client surveys)	(25.1)	(15.6)	(40.2)	(14.7)	—	(95.6)	(29.3)	(34.5)	(51.0)	(18.7)	(0.2)	(133.7)
Depreciation and amortization of multi-client surveys	—	—	(136.6)	—	—	(136.6)	—	—	(123.1)	—	—	(123.1)
Operating income	(51.3)	(150.0)	55.6	(29.0)	(20.4)	(195.1)	(33.8)	(56.4)	36.7	(29.1)	(28.3)	(110.9)
Share of income in companies accounted for under equity method (1)	2.8	(2.8)	—	—	—	—	(0.1)	—	—	—	—	(0.1)
Earnings before interest and tax (2)	(48.5)	(152.8)	55.6	(29.0)	(20.4)	(195.1)	(33.9)	(56.4)	36.7	(29.1)	(28.3)	(111.0)
Capital expenditures (excluding multi-client surveys) (3)	8.0	—	21.8	7.8	(0.7)	36.9	9.3	—	25.4	5.7	5.5	45.9
Investments in multi-client surveys, net cash	—	—	108.3	—	—	108.3	—	—	162.8	—	—	162.8
Capital employed	0.4	—	2.3	0.6	—	3.3	0.5	0.2	2.3	0.7	—	3.7
Total identifiable assets	0.6	0.1	2.6	0.7	—	4.0	0.7	0.4	2.7	0.7	—	4.5

(1)	Share of operating results of companies accounted for under the equity method was U.S.$2.7 million and U.S.$(0.3) million for the six months ended June 30, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan, both amounted to U.S.$(70.7) million, for the six months ended June 30, 2017, compared to U.S.$(103.7) million and U.S.$(103.8) million, respectively, for the six months ended June 30, 2016.
(a)

For the six months ended June 30, 2017, Non-Operated Resources EBIT included U.S.$(124.4) million related to the Transformation Plan. For the six months ended June 30, 2016, Non-Operated Resources EBIT included U.S.$(7.2) million related to the Transformation Plan.

For the six months ended June 30, 2017, “eliminations and other” included U.S.$(16.4) million of general corporate expenses and U.S.$(4.0) million of intra-group margin. For the six months ended June 30, 2016, “eliminations and other” included U.S.$(17.6) million of general corporate expenses and U.S.$(10.7) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(14.6) million and U.S.$(18.1) million for the six months ended June 30, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

UNAUDITED ANALYSIS BY SEGMENT

	Three months ended June 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contrac tual Data Acqui sition	Non Opera ted Resour ces	GGR	Equip ment	Elimi nations and other	Conso lidated Total	Contrac tual Data Acqui sition	Non Opera ted Resour ces	GGR	Equip ment	Elimi nations and other	Conso lidated Total
Revenues from unaffiliated customers	81.3	—	220.7	47.8	—	349.8	57.8	—	196.4	36.0	—	290.2
Inter-segment revenues	0.7	—	—	5.2	(5.9)	—	1.4	—	—	8.3	(9.7)	—
Operating revenues	82.0	—	220.7	53.0	(5.9)	349.8	59.2	—	196.4	44.3	(9.7)	290.2
Depreciation and amortization (excluding multi-client surveys)	(11.7)	(3.3)	(20.8)	(7.1)	0.2	(42.7)	(8.9)	(17.5)	(28.3)	(8.9)	(0.2)	(63.8)
Depreciation and amortization of multi-client surveys	—	—	(88.9)	—	—	(88.9)	—	—	(76.4)	—	—	(76.4)
Operating income	(12.7)	(100.0)	37.3	(12.6)	(10.2)	(98.2)	0.5	(24.3)	28.8	(18.2)	(10.9)	(24.1)
Share of income in companies accounted for under equity method (1)	0.3	(2.8)	—	—	—	(2.5)	(4.8)	—	—	—	—	(4.8)
Earnings before interest and tax (2)	(12.4)	(102.8)	37.3	(12.6)	(10.2)	(100.7)	(4.3)	(24.3)	28.8	(18.2)	(10.9)	(28.9)
Capital expenditures (excluding multi-client surveys) (3)	3.4	—	10.6	4.7	(1.2)	17.5	5.2	—	12.9	3.8	4.2	26.1
Investments in multi-client surveys, net cash	—	—	60.0	—	—	60.0	—	—	92.9	—	—	92.9

(1)	Share of operating results of companies accounted for under the equity method was U.S.$(1.0) million and U.S.$(9.0) million for the three months ended June 30, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$(3.5) million and U.S.$(6.0) million, respectively, for the three months ended June 30, 2017, compared to U.S.$(22.4) million and U.S.$(27.2) million, respectively, for the three months ended June 30, 2016.
(b)

For the three months ended June 30, 2017, Non-Operated Resources EBIT included U.S.$(94.7) million related to the Transformation Plan. For the three months ended June 30, 2016, Non-Operated Resources EBIT included U.S.$(1.7) million related to the Transformation Plan.

For the three months ended June 30, 2017, “eliminations and other” included U.S.$(8.3) million of general corporate expenses and U.S.$(1.9) million of intra-group margin. For the three months ended June 30, 2016, “eliminations and other” included U.S.$(8.0) million of general corporate expenses and U.S.$(2.9) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(8.1) million and U.S.$(8.9) million for the three months ended June 30, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
Amounts in millions of U.S.$	2017	2016
OPERATING
Net income (loss)	(314.8)	(208.9)
Depreciation and amortization	95.6	133.7
Multi-client surveys depreciation and amortization	136.6	123.1
Depreciation and amortization capitalized in multi-client surveys	(12.9)	(22.0)
Variance on provisions	(30.9)	(82.3)
Stock based compensation expenses	0.1	(0.2)
Net (gain) loss on disposal of fixed and financial assets	(27.4)	3.2
Equity (income) loss of investees	—	0.1
Dividends received from investments in companies under equity method	2.0	13.0
Other non-cash items	63.0	0.4
Net cash-flow including net cost of financial debt and income tax	(88.7)	(39.9)
Less net cost of financial debt	95.5	84.6
Less income tax expense	23.1	12.7
Net cash-flow excluding net cost of financial debt and income tax	29.9	57.4
Income tax paid	1.8	(7.8)
Net cash-flow before changes in working capital	31.7	49.6
— change in trade accounts and notes receivables	(37.6)	340.4
— change in inventories and work-in-progress	0.9	23.8
— change in other current assets	(5.1)	(6.3)
— change in trade accounts and notes payable	(21.8)	(67.4)
— change in other current liabilities	19.0	(49.1)
Impact of changes in exchange rate on financial items	—	(7.6)
Net cash-flow provided by operating activities	(12.9)	283.4
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(36.9)	(45.9)
Investments in multi-client surveys, net cash	(108.3)	(162.8)
Proceeds from disposals of tangible & intangible assets	18.1	8.4
Total net proceeds from financial assets	4.5	6.1
Acquisition of investments, net of cash & cash equivalents acquired	—	—
Variation in loans granted	(0.7)	1.3
Variation in subsidies for capital expenditures	—	(0.6)
Variation in other non-current financial assets	1.6	(0.6)
Net cash-flow used in investing activities	(121.7)	(194.1)
FINANCING
Repayment of long-term debt	(25.3)	(478.6)
Total issuance of long-term debt	2.3	163.3
Lease repayments	(2.9)	(4.3)
Change in short-term loans	(1.6)	0.9
Financial expenses paid	(57.7)	(74.8)
Net proceeds from capital increase:	—	—
— from shareholders	—	367.5
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:	—	—
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	(4.4)
Acquisition/disposal from treasury shares	—	0.5
Net cash-flow provided by (used in) financing activities	(85.2)	(29.9)
Effects of exchange rates on cash	3.3	6.5
Impact of changes in consolidation scope	(7.5)	(c)—
Net increase (decrease) in cash and cash equivalents	(224.0)	65.9
Cash and cash equivalents at beginning of year	538.8	385.3
Cash and cash equivalents at end of period	314.8	451.2

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 28th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer